SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL Announces Financing Commitment

São Paulo, February 7, 2023 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4) (“GOL”), Brazil’s largest domestic airline, informs its investors and the market in general that Abra Group Limited (“Abra”), a new holding company established to control the operations of GOL and Avianca Group International Limited, or “Avianca”) has obtained a commitment that contemplates, upon closing, an investment by Abra into GOL through senior secured notes (“GOL SSNs due 2028”) and an exchangeable senior secured notes (“GOL ESSNs due 2028”) private placement to be secured by the intellectual property and brand of Smiles, GOL’s market leading loyalty program, which has been valued by a third-party appraiser at approximately $3.7 billion and also a pari passu lien on the intellectual property, brand and spare parts of GOL, which has been valued by a third-party appraiser at approximately $1.5 billion. A portion of the commitment comes from members of an Ad-Hoc Group of secured and unsecured bondholders of GOL (the “Ad-Hoc Group”), who entered into a support agreement (the “Support Agreement” or “SA”) which will facilitate the investment in GOL by Abra.

GOL Financing Overview

•	Abra has agreed to (i) invest cash in GOL, (ii) contribute GOL bonds acquired from the Ad-Hoc Group and other GOL bondholders to GOL, and (iii) receive as consideration the issuance of the GOL SSNs due 2028 and GOL ESSNs due 2028.
•	Subject to certain conditions and corporate approvals, the terms of the GOL SSNs due 2028 to be issued to Abra include:
o	Aggregate principal amount: no less than $1 billion (which will be refinanced by the GOL ESSNs due 2028).
o	Term: up to 5 years
o	Interest rate: 18% of which a portion will be cash pay and a portion will be paid-in-kind
o	OID: 15pts
o	Security interest: (i) a first-lien on the Smiles brand, intellectual property, customer lists, trademarks, the primary platform infrastructure related contracts and other agreements (the “Smiles IP Collateral”) including by way of a fiduciary assignment and by transfer of certain assets to a wholly owned subsidiary the equity of which is pledged to secure the GOL SSNs due 2028 and the GOL ESSNs due 2028, (ii) a first lien pledge of all intercompany loans to GOL from its subsidiaries and affiliates and (iii) a pari passu lien on the intellectual property, brand and spare parts securing the GOL 8.0% SSNs due 2026 (“GOL SSNs due 2026”) (the “GOL Collateral”) following the GOL SSNs due 2026 Indenture Modifications described below
o	IPCo: shortly after closing of the GOL SSNs due 2028, GLA will incorporate a new to-be- named wholly owned Brazilian subsidiary (the “IPCo”) and transfer the available Smiles IP Collateral to IPCo with the remaining available Smiles IP Collateral to be transferred to IPCo by July 10, 2023 and GOL will enter into contractual undertakings with Abra and IPCo requiring that Smiles be GOL’s sole and exclusive loyalty program
o	Covenants: other protective covenants for a security of this nature in line with existing GOL debt covenants
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GOL Announces Financing Commitment

•	The convertibility feature of the GOL ESSNs due in 2028 will be supported by the portion of certain warrants to be issued by GOL and to which GOL's controlling shareholder will be entitled to subscribe (upon the exercise of its respective preemptive rights) ("Warrants”). GOL’s preferred shareholders will have the opportunity to participate in any preemptive rights offerings in connection with the issuance of Warrants by GOL, to occur prior to the potential conversion of GOL ESSNs due in 2028.
•	The GOL SSNs due 2028 may be exchanged into the GOL ESSNs due 2028 after GOL’s preferred shareholders have opportunity to exercise preemptive rights in connection with the issuance of the relevant Warrants and all necessary corporate approvals have been obtained.
•	All terms and conditions of such Warrants will still be determined and approved by GOL's Board of Directors, which will take into account, among other factors, the value of the transaction, the market price of the shares at the time and the conversion premium.
•	Subject to certain conditions and corporate approvals, the terms of the GOL ESSNs due 2028 issued to Abra include:
o	Aggregate principal amount: same as the GOL SSNs due 2028
o	Term: 5 years
o	Interest rate: 18% of which a portion will be cash pay and a portion will be paid-in-kind
o	OID: 15pts
o	Conversion premium: 35% which upon satisfaction of certain conditions can be reduced to 15%
o	Security interest: a first-lien on the same collateral that secures the GOL SSNs due 2028
o	Early maturity: springing maturity in 2024 or 2025 prior to the maturity dates of the GOL 3.75% SENs due 2024 (“GOL SENs due 2024”), GOL 7.0% SUNs due 2025 (“GOL SUNs due 2025”) due 2025 and GOL SSNs due 2026, respectively, in each case, if more than 10% of such bonds remain outstanding.
o	Call protection: non-call life with a make-whole for an event of default
o	Covenants: the same protective covenants as the GOL SSN due 2028
•	Subject to certain conditions and approvals, following the issuance of the GOL SSNs due 2028 transaction, Abra will commit to invest from time to time up to approximately $400 million in cash in GOL through the GOL SSNs due 2028. The proceeds of the Abra investments will be available for general corporate purposes, for fleet modernization and for additional liability management. Additionally, at the issuance of the GOL SSNs due 2028, GOL will also cancel at least $680 million of GOL bonds delivered under the transactions.
•	Following closing, Abra will be GOL’s largest secured creditor while the GOL SSNs due 2028 and/or the GOL ESSNs due 2028 are outstanding.
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GOL Announces Financing Commitment

Support Agreement Overview

•	Certain shareholders of Abra have agreed to invest approximately $175 million in cash and the Ad- Hoc Group has agreed to invest $243 million in cash in Abra to support the transaction.
•	The Ad-Hoc Group has also committed to deliver $680 million face value of their existing GOL bonds to Abra at specific prices with a premium for early participation and providing new money.
•	The closing of the transactions is conditioned upon, among other things, the implementation of the corporate reorganization previously disclosed in the GOL Material Fact of May 11, 2022 and the Ad- Hoc Group and other GOL bondholders collectively providing a minimum of $325 million in cash, and delivering no less than 50.1% of the total outstanding GOL SENs due 2024 plus the outstanding GOL SUNs due 2025 ($539 million face value combined) and delivering no less than a simple majority of the outstanding GOL SSNs due 2026 ($326 million face value).
•	The total aggregate principal amount of GOL Perpetual Notes that may be delivered into the transactions is capped at $25 million and the total aggregate principal amount of GOL Perpetual Notes, GOL SENs due 2024, GOL SUNs due 2025, and GOL SSNs due 2026 delivered into the transactions is capped at $1 billion, which conditions may be waived with the consent of the requisite parties under the Support Agreement.
•	In addition, the Support Agreement limits the total aggregate principal amount of GOL SSNs due 2026 that may be delivered by the Ad Hoc Group to $326 million and allows the Ad Hoc Group to acquire and have priority in tendering for delivery on the same economic terms a total aggregate principal amount of GOL SENs due 2024 and GOL SUNs due 2025 in excess of their initial commitments under the Support Agreement of up to $200 million in advance of the seventh business day following execution of the Support Agreement.
•	In addition, the Support Agreement includes customary termination rights for the Ad Hoc Group under certain conditions including, among others, in the event, GOL, Abra or Abra’s shareholders repudiates the transactions, pursue an alternative transaction, fail to take steps necessary to implement the transactions as contemplated, or if the transactions fail to close before March 3, 2023.
•	Upon achieving participation of more than any 50.1% in any of the GOL SENs due 2024, the GOL SUNs due 2025 or the GOL SSNs due 2026, the participating holders of the respective notes are required to provide exit consents to eliminate certain covenants in respect thereof and to effect the proposed transactions
•	With respect to the indenture governing the GOL SSN due 2026, the exit consents will (i) eliminate the requirement prohibiting pari passu debt from being secured by other collateral; (ii) limit the issuance of additional debt secured by the GOL Collateral in addition to the GOL SSNs due 2028 and GOL ESSNs due 2028 solely to indebtedness under a $300 million Pari Incurrence Basket under the GOL ESSNs due 2028 Indenture (which basket will include a $225 million limit to incur indebtedness to refinance GOL’s existing bonds at a maximum price of 50 cents); and (iii) to eliminate LTV maintenance testing under the Indenture governing the GOL SSNs due 2026 (taken together, the “GOL SSN due 2026 Indenture Modifications”).
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GOL Announces Financing Commitment

•	Certain shareholders of Abra, the Ad-Hoc Group and other supportive GOL bondholders to receive as consideration, through a private placement, newly issued Abra convertible senior secured notes (“Abra CSSNs”) and newly issued Abra senior secured notes (“Abra SSNs”).
•	Abra has agreed to acquire GOL bonds from the Ad-Hoc Group at the following prices:
o	GOL SENs due 2024: 60 cents
o	GOL SUNs due 2025: 60 cents
o	GOL SSNs due 2026: 73 cents
▪	GOL SSNs due 2026 participation for the Ad-Hoc Group capped at $326 million of face value
o	GOL Perpetual Notes: 50 cents
o	An additional 10 points in the form of additional Abra CSSNs and/or Abra SSNs will be provided on all new money invested and an incremental increase in the exchange prices above 8 cents will be provided for those holders providing new money that is greater than 30% of the face value of bonds delivered by such holder and its managed funds
•	Abra has agreed to acquire GOL bonds from GOL bondholders outside of the Ad-Hoc Group at the following prices:
o	GOL SENs due 2024: 49 cents plus 5 cents for holders who join the Support Agreement within 10 days of this announcement
o	GOL SUNs due 2025: 49 cents plus 5 cents for holders who join the Support Agreement within 10 days of this announcement
o	GOL SSNs due 2026: 55 cents plus 5 cents for holders who join the Support Agreement within 10 days of this announcement
▪	GOL SSN due 2026 holders outside the Ad-Hoc Group will only be accepted if such holder’s new money contributions are greater than 30% of the face value of the holder’s bonds participating
o	GOL Perpetual Notes: 35 cents plus 5 cents for holders who join the Support Agreement within 10 days of this announcement
o	An additional 7.5 points in the form of additional Abra CSSNs and/or Abra SSNs will be provided on all new money invested and an incremental increase in the prices above of 4 cents will be provided for those holders providing new money that is greater than 30% of the face value of the holder’s total GOL bond holdings

Abra CSSNs and Abra SSNs Key Terms

•	Subject to the above conditions and corporate approvals, the terms of the Abra CSSNs to include:
o	Aggregate principal amount: no less than $350 million
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GOL Announces Financing Commitment

o	Term: 5 years
o	Interest rate: 5% paid-in-kind
o	Interest rate step-ups: If no IPO within 2 years of closing, PIK interest steps up by 2% (PIK interest to step up an additional 50bps every 6 months thereafter)
o	Conversion premium: 0%
o	Strike price: $1 per share pre-conversion; assuming approximately 2.5 billion shares outstanding pre-conversion
o	Security interest: a first-lien on the GOL SSNs due 2028 and GOL ESSNs due 2028 held by Abra and a first priority interest on the subsidiaries that hold the equity interests of GOL and Avianca
o	Call protection: non-call life, provided that if there is no IPO within 2.5 years of closing, all redemptions and repayments to be made at a price of 115
o	Covenants: customary protective covenants for a secured transaction of this nature including certain covenants concerning Abra’s exercise of rights with respect to the GOL SSNs due 2028 and the GOL ESSNs due 2028
•	Subject to the above conditions and corporate approvals, the terms of the Abra SSNs to include:
o	Aggregate principal amount: no less than $637 million
o	Term: 5 years
o	Interest rate: 6% cash pay interest and 5.5% paid-in-kind
o	OID: 7.1 pts
o	Security interest: pari passu with the CSSN, including a first-lien on the GOL SSNs due 2028 and GOL ESSNs due 2028 held by Abra and a first priority interest on the subsidiaries that hold the equity interests of GOL and Avianca
o	Call protection: NC2, 104 and par thereafter with a 50% equity clawback after year 2
o	Covenants: substantially the same as the covenants for the Abra CSSNs

Members of the Ad-Hoc Group that have executed the Support Agreement are participating with $680 million of GOL bonds including 57.0% of the GOL SENs due 2024, 20.1% of the GOL SUNs due 2025 and 47.3% of the GOL SSNs due 2026. The Ad-Hoc Group has committed to invest $243 million in Abra, which, combined with the $175 million committed by certain shareholders of Abra, represents 83.6% of the $500 million of cash required to close the transactions contemplated in the Note Purchase Agreement and the Support Agreement.

Institutional Investors not in the Ad-Hoc Group should contact GOL investor relations with any questions regarding the above transaction to receive additional information.

Abra is being advised by Bank of America Securities, Evercore, Milbank and Lefosse and the Ad-Hoc Group is being advised by Rothschild & Co., Dechert and Padis Mattar.

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GOL Announces Financing Commitment

In the context of the COVID-19 pandemic and the prolonged period of macro-economic instability globally and in Brazil, GOL has continuously worked with its financial partners and suppliers, and other sources of financing, including, but not limited to, Abra, regarding a more comprehensive financing transaction. Entering into the transactions described herein represents an important step in this process; however, GOL cannot give assurance that the conditions precedent will be satisfied or if it will be able to execute any such transaction on acceptable terms.

Abra Corporate Reorganization

Also, GOL`s controlling shareholders have informed GOL that the implementation of the corporate reorganization described in the Material Fact disclosed on May 11, 2022 has not been implemented up until this date, and such implementation is conditioned to certain conditions precedent (including the closing of the transactions announced herein) and to the parties thereto executing certain agreements that may alter certain aspects of the corporate reorganization previously disclosed.

Investor Relations ri@voegol.com.br www.voegol.com.br/ir

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

GOL is the largest airline in Brazil, leader in the corporate and leisure segments. Since founded in 2001, the Company has the lowest unit cost in Latin America, thus democratizing air transportation. The Company has alliances with American Airlines and Air FranceKLM, besides several codeshare and interline agreements available to Customers, bringing more convenience and simple connections to any place served by these partnerships. With the purpose of “Being the First for All”, GOL offers the best travel experience to its passengers, including: the largest number of seats and more space between seats; the greatest platform with internet, movies and live TV; and the best frequent-flyer program, SMILES. In cargo transportation, GOLLOG delivers orders to different regions in Brazil and abroad. The Company has a team of 13,700 highly qualified aviation professionals focused on Safety, GOL’s #1 value, and operates a standardized fleet of 145 Boeing 737 aircraft. The Company's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ri.

About Abra Group Limited

Abra is a U.K. incorporated closely-held company. Founded in 2021, the Abra Group brings together iconic brands under a single group, anchoring a pan-Latin American network of airlines that will have the lowest unit cost in their respective markets, the leading loyalty programs across the region, and other synergistic businesses. Abra will provide a platform for the operating airlines to further reduce costs, achieve greater economies of scale, continue to operate a state-of-the-art fleet of aircraft, and expand their routes, services, product offerings, and loyalty programs which a third-party consultant estimated will lead to potential annual run-rate synergies of over $300 million. In the aggregate, the airlines under the Abra Group ownership will offer customers the largest network of complementary routes, with minimal overlap, across their markets. Abra’s financial strength will provide long-term stability and agility to the participating airlines that will allow consistent and sustained investment in innovations and synergies. The airlines will continue to maintain independent brands, talent, teams, and culture while benefiting from greater efficiencies and investments under common aligned ownership. For further information, visit www.abragroup.net

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GOL Announces Financing Commitment

Disclaimer

The information contained in this press release has not been subject to any independent audit or review and contains “forward-looking” statements, estimates and projections that relate to future events, which are, by their nature, subject to significant risks and uncertainties. All statements other than statements of historical fact contained in this press release including, without limitation, those regarding GOL’s future financial position and results of operations, strategy, plans, objectives, goals and targets, future developments in the markets in which GOL operates or is seeking to operate, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “will”, “may”, “project”, “estimate”, “anticipate”, “predict”, “seek”, “should” or similar words or expressions, are forward- looking statements. The future events referred to in these forward-looking statements involve known and unknown risks, uncertainties, contingencies and other factors, many of which are beyond GOL’s control, that may cause actual results, performance or events to differ materially from those expressed or implied in these statements. These forward-looking statements are based on numerous assumptions regarding GOL’s present and future business strategies and the environment in which GOL will operate in the future and are not a guarantee of future performance. Such forward-looking statements speak only as at the date on which they are made. None of GOL or any of its affiliates, officers, directors, employees and agents undertakes any duty or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law. None of GOL or any of its affiliates, officers, directors, employees, professional advisors and agents make any representation, warranty or prediction that the results anticipated by such forward- looking statements will be achieved, and such forward-looking statements represent, in each case, only one of many possible scenarios and should not be viewed as the most likely or standard scenario. Although GOL believes that the estimates and projections in these forward-looking statements are reasonable, they may prove materially incorrect and actual results may materially differ. As a result, you should not rely on these forward-looking statements.

This announcement is not an offer, solicitation or sale of securities in the United States or any other state or jurisdiction, and there shall not be any offer, solicitation or sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The securities described in this announcement have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or under any state securities laws, and may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from the registration requirements.

Non-GAAP Measures

To be consistent with industry practice, GOL discloses so-called non-GAAP financial measures which are not recognized under IFRS or U.S. GAAP, including “Net Debt”, “Adjusted Net Debt”, “total liquidity” and "EBITDA". The Company’s management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts and the public in their review of its operating performance and their comparison of its operating performance to the operating performance of other companies in the same industry and other industries. However, these non-GAAP items do not have standardized meanings and may not be directly comparable to similarly-titled items adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the GAAP measures of earnings or liquidity in making an investment decision.

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7

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 7, 2023

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer